UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

ViewRay, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

92672L107
(CUSIP Number)

Name: Theodore Wang c/o Puissance Capital Management LP 950 Third Avenue, 25th Floor New York, New York 10022 Telephone Number: (212) 878-3702
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Cross Border Opportunities I LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Fund (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Puissance Capital Management (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,842,975

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	92672L107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Theodore Wang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

19,556

8.	SHARED VOTING POWER

6,842,975

9.	SOLE DISPOSITIVE POWER

19,556

10.	SHARED DISPOSITIVE POWER

6,842,975

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,862,531

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	92672L107

Item 1.	Security and Issuer.

The name of the issuer is ViewRay, Inc., a Delaware, U.S.A. corporation (the "Issuer").  The address of the Issuer's principal executive offices is 2 Thermo Fisher Way, Oakwood Village, Ohio 44146.  This Schedule 13D relates to the Issuer's shares of common stock, $0.01 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Puissance Cross Border Opportunities I LP, a Delaware limited partnership ("Puissance Cross Border Opportunities"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Cross Border Opportunities, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c)
Puissance GP serves as the general partner of Puissance Cross Border Opportunities, a private investment fund.  Puissance Capital Management serves as the investment manager of Puissance Cross Border Opportunities.  Puissance Capital Management GP serves as the general parter to Puissance Capital Management.  Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 6,842,975 Shares directly owned by Puissance Cross Border Opportunities and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross Border Opportunities.  The net investment costs (including commissions, if any) of the 6,842,975 Shares were approximately $20,528,925.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.  In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

On January 13, 2017, Puissance Cross Border Opportunities and certain other shareholders of the Issuer (collectively, the "Investors") entered into a stockholder's agreement (the "Stockholder's Agreement") with the Issuer pursuant to which, among other things, Puissance Cross Border Opportunities has nominated for election one member and such member has been appointed to the Issuer's Board of Directors (the "Investor Designee") and was granted certain registration rights with respect to the 6,842,975 Shares.  Mr. Wang, one of the Reporting Persons, is the Investor Designee.  The foregoing summary of the Stockholder's Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholder's Agreement, a copy of which is attached hereto as Exhibit D.  In addition, the Issuer granted Mr. Wang options to purchase 19,556 shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Puissance Cross Border Opportunities may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 13.1% of the Shares, based upon 52,183,773 Shares outstanding as of the date hereof. Puissance Cross Border Opportunities has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares.  Puissance Cross Border Opportunities has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 13.1% of the Shares, based upon 52,183,773 Shares outstanding as of the date hereof.  Puissance GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares.  Puissance GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 13.1% of the Shares, based upon 52,183,773 Shares outstanding as of the date hereof.  Puissance Capital Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares.  Puissance Capital Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 6,842,975 Shares, constituting 13.1% of the Shares, based upon 52,183,773 Shares outstanding as of the date hereof.  Puissance Capital Management GP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,842,975 Shares.  Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 6,862,531 Shares, constituting 13.1% of the Shares, based upon 52,183,773 Shares outstanding as of the date hereof, adjusted for certain options held by Mr. Wang.  Mr. Wang has the sole power to vote or direct the vote of 19,556 Shares and the shared power to vote or direct the vote of 6,842,975 Shares.  Mr. Wang has the sole power to dispose or direct the disposition of 19,556 Shares and the shared power to dispose or direct the disposition of 6,842,975 Shares.

The Issuer's total Shares outstanding figure is based on discussions with the Issuer.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit E.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 13, 2017, Puissance Cross Border Opportunities and the Issuer entered into a a securities purchase agreement ("SPA") to acquire 6,842,975 Shares and a warrant to purchase 1,368,595 Shares at an exercise price of $0.125 for aggregate consideration of $171,074.38.  The form of warrant agreement and the SPA are attached hereto as Exhibit B and Exhibit C, respectively.  In addition, Puissance Cross Border Opportunities, the Issuer and certain shareholders of the Issuer have entered into the Stockholder's Agreement, which is described above in Item 4 and attached hereto as Exhibit D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Warrant Agreement Exhibit C: Securities Purchase Agreement Exhibit D: Stockholder's Agreement Exhibit E: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/25/2017
(Date)

Puissance Cross Border Opportunities I LP *

By:	Puissance Capital Fund (GP) LLC, its general partner
By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Fund (GP) LLC *

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Management LP*

By:	Puissance Capital Management (GP) LLC, its general partner
By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Management (GP) LLC*

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Theodore Wang*

By:	/s/ Theodore Wang

*  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated January 25, 2017, relating to the Common Stock, $0.01 par value per share, of ViewRay, Inc. shall be filed on behalf of the undersigned.

01/25/2017
(Date)

Puissance Cross Border Opportunities I LP

By:	Puissance Capital Fund (GP) LLC, its general partner
By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Fund (GP) LLC

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Management LP

By:	Puissance Capital Management (GP) LLC, its general partner
By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Puissance Capital Management (GP) LLC

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Managing Member

Theodore Wang

By:	/s/ Theodore Wang
Puissance Cross Border Opportunities I LP

Exhibit B

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD IN ACCORDANCE WITH RULE 144 UNDER SUCH ACT.

WARRANT NO. 2017-[______]	NUMBER OF SHARES: [__]
DATE OF ISSUANCE: January [__], 2017	(subject to adjustment hereunder)
EXPIRATION DATE: January [__], 2024[1]

WARRANT TO PURCHASE SHARES
OF COMMON STOCK OF

VIEWRAY, INC.
This Warrant is issued [__], or its registered assigns (including any successors or assigns, the "Purchaser"), pursuant to that certain Securities Purchase Agreement, dated as of January [__], 2017, among ViewRay, Inc., a Delaware corporation (the "Company"), the Purchaser and certain other purchasers thereunder (the "Purchase Agreement") and is subject to the terms and conditions of the Purchase Agreement.
1.          EXERCISE OF WARRANT.
(a)          Number and Exercise Price of Warrant Shares; Expiration Date. Subject to the terms and conditions set forth herein and set forth in the Purchase Agreement, the Purchaser is entitled to purchase from the Company from time to time all or any portion of [__] shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock") (as adjusted from time to time pursuant to the provisions of this Warrant) (the "Warrant Shares"), at a purchase price of $[__]2 per share (the "Exercise Price"), commencing on July [●], 20173 through and including 5:00 p.m. New York City time on January [__], 2024 (the "Expiration Date") (subject to earlier termination of this Warrant as set forth herein).
(b)          Method of Exercise.  While this Warrant remains outstanding and exercisable in accordance with Section 1(a) above, the Purchaser may exercise this Warrant in accordance with Section 6 herein, at its option by either:

1       NTD:  To be 7 years from the Date of Issuance.
[2]
NTD:  To be equal to the Market Price, which is defined as the consolidated closing bid price for the Company's common stock as of 4:00 p.m. Eastern Time on the date hereof, as reported by the Company's representative at Nasdaq's Market Intelligence Desk.

[3]	NTD: To be 6 months and a day from the date of the agreement.

(1)          wire transfer to the Company or cashier's check drawn on a United States bank made payable to the order of the Company, or
(2)          exercising of the right to credit the Exercise Price against the Fair Market Value of the Warrant Shares (as defined below) at the time of exercise (the "Net Exercise") pursuant to Section 1(c).
Notwithstanding anything herein to the contrary, the Purchaser shall not be required to physically surrender this Warrant to the Company until the Purchaser has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Purchaser shall surrender this Warrant to the Company for cancellation within three (3) trading days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Purchaser and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases.
(c)          Net Exercise. If the Company shall receive written notice from the Purchaser at the time of exercise of this Warrant that the holder elects to Net Exercise the Warrant, the Company shall deliver to such Purchaser (without payment by the Purchaser of any exercise price in cash) that number of Warrant Shares computed using the following formula:
Where
X =	The number of Warrant Shares to be issued to the Purchaser.
Y =	The number of Warrant Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being cancelled (at the date of such calculation).
A =	The Fair Market Value of one (1) share of Common Stock (at the date of such calculation).
B =	The Exercise Price (as adjusted to the date of such calculations).

The "Fair Market Value" of one share of Common Stock shall mean (x) if the Common Stock is traded on a securities exchange, the unweighted average of the closing bid prices over the consecutive twenty (20) day period ending on the date of exercise or (y) if the Common Stock is traded over-the-counter, the unweighted average of the closing bid and asked prices quoted on the over-the-counter system over the consecutive twenty (20) day period ending on the date of exercise; or, if fair market value cannot be calculated as of such date on either of the foregoing bases, the price determined in good faith by the Company's Board of Directors.
(d)          Deemed Exercise. In the event that immediately prior to the close of business on the Expiration Date, the Fair Market Value of one share of Common Stock (as determined in accordance with Section 1(c) above) is greater than the then applicable Exercise Price, this Warrant shall be deemed to be automatically exercised on a net exercise issue basis pursuant to Section 1(c) above, and the Company shall deliver the applicable number of Warrant Shares to the Purchaser pursuant to the provisions of Section 1(c) above and this Section 1(d).

2.          CERTAIN ADJUSTMENTS.
(a)          Adjustment of Number of Warrant Shares and Exercise Price. The number and kind of Warrant Shares purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:
(1)          Subdivisions, Combinations and Other Issuances.  If the Company shall at any time after the Date of Issuance but prior to the Expiration Date  subdivide its shares of capital stock of the same class as the Warrant Shares, by split-up or otherwise, or combine such shares of capital stock, or issue additional shares of capital stock as a dividend with respect to any shares of such capital stock, the number of Warrant Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination.  Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Warrant Shares purchasable under this Warrant (as adjusted) shall remain the same.  Any adjustment under this Section 2(a)(1) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.
(2)          Reorganizations.  In case of any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 2(a)(1) above) that occurs after the Date of Issuance, then, as a condition of such reclassification, reorganization or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Purchaser, so that the Purchaser shall thereafter have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and/or other securities or property (including, if applicable, cash) receivable in connection with such reclassification, reorganization or change by a holder of the same number and type of securities as were purchasable as Warrant Shares by the Purchasers immediately prior to such reclassification, reorganization or change.  In any such case appropriate provisions shall be made with respect to the rights and interest of the Purchaser so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities or property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price payable hereunder, provided the aggregate Exercise Price shall remain the same (and, for the avoidance of doubt, this Warrant shall be exclusively exercisable for such shares of stock and/or other securities or property from and after the consummation of such reclassification or other change in the capital stock of the Company).
(b)          Notice to Holder.  If, while this Warrant is outstanding, the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Change of Control (as defined below) or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to a holder a notice of such transaction at least 15 business days prior to the applicable record or effective date on which a person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(c)          Calculations. All calculations under this Section 2 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 2, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.
(d)          Treatment of Warrant upon a Change of Control.
(1)          In the event of a Change of Control, this Warrant will expire immediately prior to the consummation of such Change of Control and a holder shall have the right thereafter to receive cash in an amount equal to the Black Scholes Value of this Warrant.
(2)          As used in this Warrant, a "Change of Control" shall mean (i) a merger or consolidation of the Company with another corporation (other than a merger effected exclusively for the purpose of changing the domicile of the Company), (ii) the sale, assignment, transfer, conveyance or other disposal of all or substantially all of the properties or assets or all or a majority of the outstanding voting shares of capital stock of the Company, (iii) a purchase, tender or exchange offer accepted by the holders of a majority of the outstanding voting shares of capital stock of the Company, or (iv) a "person" or "group" (as these terms are used for purposes of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or  indirectly at least a majority of the voting power of the capital stock of the Company.
(3)          As used in this Warrant, "Black Scholes Value" shall mean the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the OV function on Bloomberg determined as of the day of the closing of the applicable Change of Control for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request, (ii) an expected volatility equal to the 100-day volatility obtained from the HVT function on Bloomberg as of the day immediately following the public announcement of the applicable Change of Control if available and (iii) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in the Change of Control, such non-cash values to be as set forth in any definitive agreement for the Change of Control that has been executed around the time of the first public announcement of the Change of Control or, if no such value is determinable from such definitive agreement, based on the closing market price for shares of the successor entity on its principal securities exchange or quotation system on the trading day preceding the first public announcement of the Change of Control or, if the successor entity is not publicly traded, then as mutually determined in good faith by the Company's Board of Directors.  In addition, for purposes of determining the Black Scholes Value, this Warrant shall be deemed to be exercisable from and after the Date of Issuance of the Warrant regardless of any restrictions on exercisability.
3.          NO FRACTIONAL SHARES.  No fractional Warrant Shares or scrip representing fractional shares will be issued upon exercise of this Warrant.  In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the Fair Market Value of one Warrant Share.

4.          NO STOCKHOLDER RIGHTS.  Until the exercise of this Warrant or any portion of this Warrant, the Purchaser shall not have, nor exercise, any rights as a stockholder of the Company (including without limitation the right to notification of stockholder meetings or the right to receive any notice or other communication concerning the business and affairs of the Company).
5.          RESERVATION OF STOCK.  The Company covenants that during the period this Warrant is exercisable, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares of Common Stock (or other securities, if applicable) to provide for the issuance of Warrant Shares (or other securities) upon the exercise of this Warrant.
6.          MECHANICS OF EXERCISE.
(a)          Delivery of Warrant Shares Upon Exercise.  This Warrant may be exercised by the holder hereof, in whole or in part, by delivering to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered holder at the address of the holder appearing on the books of the Company) a completed and duly executed copy of the Notice of Exercise in the form attached hereto as Exhibit A by facsimile or e-mail attachment together with payment in full of the Exercise Price (unless the holder has elected to Net Exercise) then in effect with respect to the number of Warrant Shares as to which the Warrant is being exercised.  This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the Warrant Shares issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date.  Warrant Shares purchased hereunder shall be transmitted without a restrictive legend by the Company's transfer agent to the holder by crediting the account of the holder's prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the holder or (B) the shares are eligible for resale by the holder without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery to the address specified by the holder in the Notice of Exercise by the end of the day on the date that is three trading days from the delivery to the Company of the Notice of Exercise and payment of the aggregate Exercise Price (unless exercised by means of a cashless exercise pursuant to Section 1(c).  The Warrant Shares shall be deemed to have been issued, and the holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the Exercise Price (or by Net Exercise) and all taxes required to be paid by the holder, if any, prior to the issuance of such shares, having been paid.

(b)          Holder's Exercise Limitations.  A holder shall not have the right to exercise this Warrant, pursuant to Section 1 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the holder or any of its affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this section, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the holder that the Company is not representing to the holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the holder is solely responsible for any schedules required to be filed in accordance therewith.  To the extent that the limitation contained in this Section 6(b) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the holder together with any affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the holder, and the submission of a Notice of Exercise shall be deemed to be the holder's determination of whether this Warrant is exercisable (in relation to other securities owned by the holder together with any affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercise of the Warrant that are not in compliance with the Beneficial Ownership Limitation.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 6(b), in determining the number of outstanding shares of Common Stock, a holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company's most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding.  Upon the written request of a holder, the Company shall within three trading days confirm in writing to the holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.  The "Beneficial Ownership Limitation" shall be 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant.  The Purchaser shall have the right at any time to increase or decrease the Beneficial Ownership Limitation provided herein (in no event to exceed 19.99%), provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(b) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

7.          CERTIFICATE OF ADJUSTMENT.  Whenever the Exercise Price or number or type of securities issuable upon exercise of this Warrant is adjusted, as herein provided, the Company shall, at its expense, promptly deliver to the Purchaser a certificate of an officer of the Company setting forth the nature of such adjustment and showing in detail the facts upon which such adjustment is based.
8.          REPLACEMENT OF WARRANTS.  On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.
9.          TRADING DAYS.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be other than a day on which the Common Stock is traded on the Nasdaq Global Market, or, if the Nasdaq Global Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, then such action may be taken or such right may be exercised on the next succeeding day on which the Common Stock is so traded.
10.          TRANSFERS; EXCHANGES.
(a)          Subject to compliance with applicable federal and state securities laws, this Warrant may be transferred by the Purchaser with respect to any or all of the Warrant Shares purchasable hereunder.  For a transfer of this Warrant as an entirety by Purchaser, upon surrender of this Warrant to the Company, together with the Notice of Assignment in the form attached hereto as Exhibit B duly completed and executed on behalf of the Purchaser, the Company shall issue a new Warrant of the same denomination to the assignee.  For a transfer of this Warrant with respect to a portion of the Warrant Shares purchasable hereunder, upon surrender of this Warrant to the Company, together with the Notice of Assignment in the form attached hereto as Exhibit B duly completed and executed on behalf of the Purchaser, the Company shall issue a new Warrant to the assignee, in such denomination as shall be requested by the Purchaser, and shall issue to the Purchaser a new Warrant covering the number of shares in respect of which this Warrant shall not have been transferred.
(b)          This Warrant is exchangeable, without expense, at the option of the Purchaser, upon presentation and surrender hereof to the Company for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder.  This Warrant may be divided or combined with other warrants that carry the same rights upon presentation hereof at the principal office of the Company together with a written notice specifying the denominations in which new warrants are to be issued to the Purchaser and signed by the Purchaser hereof.  The term "Warrants" as used herein includes any warrants into which this Warrant may be divided or exchanged.
11.          MISCELLANEOUS.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without the application of principles of conflicts of laws that would result in any law other than the laws of the State of California.  All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or electronic mail, or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent in the case of facsimile or electronic mail transmission, or when so received in the case of mail or courier, and addressed as follows:  (a) if to the Company, at 2 Thermo Fisher Way, Oakwood Village, Ohio, Attention: Chief Financial Officer, Facsimile: (800) 417-3459, Email: abansal@viewray.com.com;  with a copy to (which shall not constitute notice) Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California  94025, Attention:  Mark Roeder, Facsimile:  (650) 463-2600, E-Mail:  mark.roeder@lw.com and (b) if to the Purchaser, at such address or addresses (including copies to counsel) as may have been furnished by the Purchaser to the Company in writing.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provisions.
[Signature Page Follows]

IN WITNESS WHEREOF, this Common Stock Purchase Warrant is issued effective as of the date first set forth above.

VIEWRAY, INC.

By:
Name:	Chris A. Raanes
Title:	President and Chief Executive Officer

EXHIBIT A

NOTICE OF INTENT TO EXERCISE
(To be signed only upon exercise of Warrant)

To: ViewRay, Inc.

The undersigned, the Purchaser of the attached Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, __________________________ (________) shares of Common Stock of ViewRay, Inc. and (choose one)
__________ herewith makes payment of ___________________________ Dollars ($_________) thereof
or
__________ elects to Net Exercise the Warrant pursuant to Section 1(b)(2) thereof.
The undersigned requests that the certificates or book entry position evidencing the shares to be acquired pursuant to such exercise be issued in the name of, and delivered to __________________________________________, whose address is ____________________________________________________________________________________________________.
By its signature below the undersigned hereby represents and warrants that the Representations and Warranties in Section 5 of the Purchase Agreement are true and correct as of the date hereof and hereby agrees to be bound by the terms and conditions of the attached Warrant as of the date hereof.

DATED:  ______________________________

(Signature must conform in all respects to name of the Purchaser as specified on the face of the Warrant)

<Purchaser>
Address:

EXHIBIT B

NOTICE OF ASSIGNMENT FORM

FOR VALUE RECEIVED, «Purchaser» (the "Assignor") hereby sells, assigns and transfers all of the rights of the undersigned Assignor under the attached Warrant with respect to the number of shares of common stock of ViewRay, Inc. (the "Company") covered thereby set forth below, to the following "Assignee" and, in connection with such transfer, represents and warrants to the Company that the transfer is in compliance with applicable federal and state securities laws:
NAME OF ASSIGNEE	ADDRESS/FAX NUMBER

Number of shares: _________________________________
Dated: __________________________________________	Signature: _____________________________ Witness: _____________________________

ASSIGNEE ACKNOWLEDGMENT

The undersigned Assignee acknowledges that it has reviewed the attached Warrant and by its signature below it hereby makes each of the Representations and Warranties in Section 5 of the Purchase Agreement as of the date hereof and hereby agrees to be bound by the terms and conditions of the Warrant as of the date hereof.

Signature:
By:__________________________________
Its:__________________________________

Address:
______________________________
______________________________
______________________________

Exhibit C

VIEWRAY, INC.

SECURITIES PURCHASE AGREEMENT
This Securities Purchase Agreement ("Agreement") is made as of January 13, 2017 (the "Effective Date"), by and among ViewRay, Inc., a Delaware corporation (the "Company"), and each of those persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Exhibit A hereto (the "Schedule of Purchasers").  Such persons and entities are hereinafter collectively referred to herein as "Purchasers" and each individually as a "Purchaser."
AGREEMENT
In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and each Purchaser (severally and not jointly) hereby agree as follows:
SECTION 1.          AUTHORIZATION OF SALE OF SECURITIES.
The Company has authorized the sale and issuance of shares of its Common Stock, par value $0.01 per share (the "Common Stock"), and warrants in the form of Exhibit B attached hereto (each a "Warrant" and collectively the "Warrants") on the terms and subject to the conditions set forth in this Agreement.  The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the "Shares."  The Shares and the Warrants are referred to collectively as the "Securities."
SECTION 2.          AGREEMENT TO SELL AND PURCHASE THE SECURITIES.
2.1          Closing.  At the Closing (as defined in Section 3), the Company will sell to each Purchaser, and each Purchaser will purchase from the Company, (a) the number of Shares set forth opposite such Purchaser's name on the Schedule of Purchasers at a purchase price of (i) $3.00 per share or (ii) $3.17 per share, as applicable and as further specified on the Schedule of Purchasers; and (b) a Warrant to purchase the number of shares of Common Stock set forth opposite such Purchaser's name on the Schedule of Purchasers (such shares of Common Stock, the "Underlying Shares"), which Warrant shall have an exercise price equal to $3.17 per Underlying Share, and which Warrant shall have a purchase price equal to $0.125 per Underlying Share underlying such Warrant. The aggregate purchase price for the Shares and Warrants purchased by each Purchaser at the Closing is set forth opposite such Purchaser's name on the Schedule of Purchasers.
2.2          Separate Agreement.  Each Purchaser shall severally, and not jointly, be liable for only the purchase of the Securities that appear on the Schedule of Purchasers that relate to such Purchaser.  The Company's agreement with each of the Purchasers is a separate agreement, and the sale of Securities to each of the Purchasers is a separate sale.  The obligations of each Purchaser hereunder are expressly not conditioned on the purchase by any or all of the other Purchasers of the Securities such other Purchasers have agreed to purchase.

SECTION 3.          CLOSING AND DELIVERY.
3.1          Closing.  The closing of the purchase and sale of the Securities (which Securities are set forth in the Schedule of Purchasers) pursuant to this Agreement (the "Closing") shall be held on , January 18, 2017 at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, or on such other date and place as may be agreed to by the Company and the Purchasers.  At or prior to the Closing, each Purchaser shall execute any related agreements or other documents required to be executed hereunder, dated as of the date of the Closing (the "Closing Date").
3.2          Issuance of the Securities at the Closing.  At the Closing, the Company shall issue or deliver to each Purchaser (a) evidence of a book entry position evidencing the Shares purchased by such Purchaser hereunder or stock certificates registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser, representing the number of Shares purchased by such Purchaser at the Closing as set forth in the Schedule of Purchasers against payment of the purchase price for such Shares and (b) a Warrant registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser, representing the number of Underlying Shares as set forth in the Schedule of Purchasers.  The name(s) in which the Shares and Warrant are to be issued to each Purchaser are set forth in the Purchaser Questionnaire and the Selling Stockholder Notice and Questionnaire in the form attached hereto as Appendix I and II (the "Purchaser Questionnaire" and the "Selling Stockholder Questionnaire", respectively), as completed by each Purchaser, which shall be provided to the Company no later than the Closing Date.  The Warrants shall be delivered to each Purchaser (i) in electronic form on the Closing Date and (ii) in physical form promptly following the Closing Date, but in any event within 10 business days following the Closing Date.
3.3          Delivery of the Stockholder's Agreement.  At the Closing, the Company and each Purchaser shall execute and deliver the Stockholder's Agreement in the form attached hereto as Appendix III (the "Stockholder's Agreement"), with respect to the registration of the Shares and the Underlying Shares under the Securities Act of 1933, as amended (the "Securities Act"), the filing of a registration statement on Form S-3 (the "Registration Statement") and the nomination of a director to the Company's Board of Directors by Puissance Cross Border Opportunities I LP.
SECTION 4.          REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.
Except as set forth on the Schedule of Exceptions delivered to the Purchasers concurrently with the execution of this Agreement (the "Schedule of Exceptions") or as otherwise described in the SEC Documents (as defined below), which disclosures qualify these representations and warranties in their entirety, the Company hereby represents and warrants as of the date hereof to, and covenants with, the Purchasers as follows:
4.1          Organization and Standing.  The Company and each of its subsidiaries (i) has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as presently conducted, and (ii) is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except in the case of clause (ii) above, to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to result in (a) a material adverse effect on the validity or enforceability of this Agreement, (b)  a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, or (c) a material adverse effect on the Company's ability to perform in any material respect its obligations under this Agreement or the Stockholder's Agreement (any of (a), (b) or (c)) (a "Material Adverse Effect").
4.2          Corporate Power; Authorization.  The Company has all requisite corporate power and authority, and has taken all requisite corporate action, to execute and deliver this Agreement, the Warrants and the Stockholder's Agreement (collectively, the "Transaction Documents"), sell and issue the Securities and carry out and perform all of its obligations under the Transaction Documents.  Each Transaction Document constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by equitable principles generally, including any specific performance and (iii) with respect to the Stockholder's Agreement, as rights to indemnity or contribution may be limited by state or federal laws or public policy underlying such laws.

4.3          Issuance and Delivery of the Securities.  The Securities have been duly authorized and, when issued and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.  The Underlying Shares have been duly authorized and, upon exercise of the Warrants in accordance with their terms, including payment of the exercise price therefore, will be validly issued, fully paid and nonassessable. Assuming the accuracy of the representations made by each Purchaser in Section 5, the offer and issuance by the Company of the Securities is exempt from registration under the Securities Act.
4.4          SEC Documents; Financial Statements.  The Company has filed in a timely manner all documents that the Company was required to file with the Securities and Exchange Commission (the "Commission") under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since becoming subject to the requirements of the Exchange Act.  As of their respective filing dates (or, if amended prior to the date of this Agreement, when amended), all documents filed by the Company with the Commission (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.  None of the SEC Documents as of their respective dates contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Documents (the "Financial Statements") present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Deloitte & Touche LLP, who have certified certain financial statements of the Company and delivered their report with respect to the audited consolidated financial statements and schedules included in the SEC Documents, are independent public accountants with respect to the Company within the meaning of the Securities Act and the applicable published rules and regulations thereunder.
4.5          Capitalization.  The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share (the "Preferred Stock").  As of the Effective Date, there are no shares of Preferred Stock issued and outstanding and there are 43,581,184 shares of Common Stock issued and outstanding, of which no shares are owned by the Company.  There are no other shares of any other class or series of capital stock of the Company issued or outstanding.  The Company has no capital stock reserved for issuance, except that, as of the Effective Date, there are 11,293,650 shares of Common Stock reserved for issuance pursuant to the Company's 2008 Stock Option and Incentive Plan, 2015 Equity Incentive Plan (the "2015 Plan") and 2015 Employee Stock Purchase Plan (the "ESPP") (as well as any automatic increases in the number of shares of the Company's Common Stock reserved for future issuance under the 2015 Plan and ESPP) and outstanding warrants to purchase an aggregate of 1,707,736 shares of Common Stock.  There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company issued and outstanding.  Except as stated above, there are no existing options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments relating to the issued or unissued capital stock of the Company, obligating the Company to issue, transfer, sell, redeem, purchase, repurchase or otherwise acquire or cause to be issued, transferred, sold, redeemed, purchased, repurchased or otherwise acquired any capital stock or Voting Debt of, or other equity interest in, the Company or securities or rights convertible into or exchangeable for such shares or equity interests or obligations of the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment.  The issuance of Common Stock or other securities pursuant to any provision of this Agreement or the Warrant or Underlying Shares will not give rise to any preemptive rights or rights of first refusal on behalf of any person or result in the triggering of any anti-dilution rights.  Except as provided in the Stockholder's Agreement, there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act.
4.6          Litigation.  No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its property is pending or, to the best knowledge of the Company, threatened that will have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business.

4.7          Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority on the part of the Company or its subsidiaries is required in connection with the consummation of the transactions contemplated by the Transaction Documents except for (a) the filing of a Form D with the Commission under the Securities Act and compliance with the securities and blue sky laws in the states and other jurisdictions in which shares of Common Stock are offered and/or sold, which compliance will be effected in accordance with such laws, (b) the approval by the NASDAQ Global Market of the listing of the Shares and the Underlying Shares and (c) the filing of one or more registration statements and all amendments thereto with the Commission as contemplated by the Stockholder's Agreement.
4.8          No Default or Consents.  Neither the execution, delivery or performance of the Transaction Documents by the Company nor the consummation of any of the transactions contemplated thereby (including, without limitation, the issuance and sale by the Company of the Securities) will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or its subsidiaries pursuant to, (i) the certificate of incorporation or bylaws of the Company or its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, except in the case of clauses (ii) and (iii) above, for any conflict, breach or violation of, or imposition that would not, individually or in the aggregate, have a Material Adverse Effect.
4.9          No Material Adverse Change.  Since September 30, 2016, there have not been any changes in the authorized capital, assets, liabilities, financial condition, business, Material Contracts (as defined below) or operations of the Company from that reflected in the Financial Statements except changes in the ordinary course of business which have not been, either individually or in the aggregate, materially adverse to the business, properties, financial condition or results of operations of the Company.
4.10          No General Solicitation.  Neither the Company nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Securities.
4.11          No Integrated Offering.  Neither of the Company or any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act or require registration of any of the Securities under the Securities Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act.
4.12          Intellectual Property.  The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all of the Company's patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, "Company Intellectual Property") necessary for the conduct of the Company's business as now conducted or as proposed in the SEC Documents to be conducted. To the knowledge of the Company, there are no rights of third parties to any Company Intellectual Property, other than as licensed by the Company. To the knowledge of the Company, there is no infringement by third parties of any Company Intellectual Property. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's rights in or to any Company Intellectual Property. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Company Intellectual Property. There is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others. The Company is not aware of any facts required to be disclosed to the U.S. Patent and Trademark Office ("USPTO") which have not been disclosed to the USPTO and which would preclude the grant of a patent in connection with any patent application of the Company Intellectual Property or could form the basis of a finding of invalidity with respect to any issued patents of the Company Intellectual Property.

4.13          Disclosure.  The Company understands and confirms that the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company.  To the knowledge of the executive officers of the Company, all due diligence materials regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company to the Purchasers upon their request are, when taken together with the SEC Documents and the Schedule of Exceptions, true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
4.14          Contracts.  Each franchise, contract or other document of a character required to be described in the SEC Documents or to be filed as an exhibit to the SEC Documents under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (collectively, the "Material Contracts") is so described or filed, as applicable.
4.15          Properties and Assets.  The Company owns or leases all such properties as are necessary to the conduct of its operations as presently conducted, free and clear of any material restriction, mortgage, deed of trust, pledge, lien, security interest or other charge, claim or encumbrance that would have a Material Adverse Effect.
4.16          Compliance.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect: (i) the Company is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company for the ownership, testing, development, manufacture, packaging, processing, use, labeling, storage, or disposal of any product manufactured by or on behalf of the Company or out-licensed by the Company (a "Company Product"), including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., the Public Health Service Act, 42 U.S.C. § 262, similar laws of other governmental entities and the regulations promulgated pursuant to such laws (collectively, "Applicable Laws"); (ii) the Company possesses all licenses, certificates, approvals, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or for the ownership of its properties or the conduct of its business as it relates to a Company Product and as described in the SEC Documents (collectively, "Authorizations") and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iii) the Company has not received any written notice of adverse finding, warning letter or other written correspondence or notice from the U.S. Food and Drug Administration (the "FDA") or any other governmental entity alleging or asserting noncompliance with any Applicable Laws or Authorizations relating to a Company Product; (iv) the Company has not received written notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any governmental entity or third party alleging that any Company Product, operation or activity related to a Company Product is in violation of any Applicable Laws or Authorizations or has any knowledge that any such governmental entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company's knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company that would reasonably be expected to require the issuance of any such written notice or result in an investigation, corrective action, or enforcement action by the FDA or similar governmental entity with respect to a Company Product; (v) the Company has not received written notice that any governmental entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such governmental entity has threatened or is considering such action with respect to a Company Product; and (vi) the Company has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission). To the Company's knowledge, neither the Company nor any of its directors, officers, employees or agents, has made, or caused the making of, any false statements on, or material omissions from, any other records or documentation prepared or maintained to comply with the requirements of the FDA or any other governmental entity.

4.17          Taxes.  The Company has filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as contemplated in the SEC Documents) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as contemplated in the SEC Documents.
4.18          Transfer Taxes.  There are no transfer taxes or other similar fees or charges under Federal law or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.
4.19          Investment Company.  The Company is not and, after giving effect to the offering and sale of the Securities, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.
4.20          Obligations to Related Parties.  There are no obligations of the Company to officers, directors, stockholders, or employees of the Company other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). None of the officers, directors or, to the best of the Company's knowledge, stockholders of the Company or any members of their immediate families, is indebted to the Company or has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, other than (a) passive investments in publicly traded companies (representing less than 1% of such company) which may compete with the Company and (b) investments by venture capital funds with which directors of the Company may be affiliated and service as a board member of a company in connection therewith due to a person's affiliation with a venture capital fund or similar institutional investor in such company.  To the Company's knowledge, no officer, director or stockholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's ownership of capital stock or other securities of the Company).
4.21          No Right of First Refusal.  The Company is not obligated to offer the Shares offered hereunder on a right of first refusal to any third parties.
4.22          Voting Agreements.  There are no shareholder agreements, voting agreements or other similar arrangements with respect to the voting of the Company's capital stock (i) to which the Company is a party or (ii) to the knowledge of the Company, between or among any of the Company's stockholders.
4.23          Insurance.  The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are reasonable and customary in the business in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Company or its businesses, assets, employees, officers and directors are in full force and effect; the Company is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has not been refused any insurance coverage sought or applied for; and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business.

4.24          Price of Common Stock.  The Company has not taken, directly or indirectly, any action designed to cause or result in, or that has constituted or that might reasonably be expected to constitute the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.
4.25          Governmental Permits, Etc.  The Company possesses or may reasonably obtain all licenses, certificates, permits and other authorizations issued by all applicable authorities necessary to conduct its business, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business.
4.26          Foreign Corrupt Practices.  The Company is not nor, to the knowledge of the Company, any director, officer, agent, or employee of the Company is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.
4.27          Labor.  No labor problem or dispute with the employees of the Company exists or, to the knowledge of the Company, is threatened, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors, that could have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as contemplated in the SEC Documents.
4.28          ERISA.  None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations and published interpretations thereunder with respect to a Plan that is required to be funded, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company that could have a Material Adverse Effect; (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company that would reasonably be expected to have a Material Adverse Effect. None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company compared to the amount of such contributions made in the most recently completed fiscal year of the Company; (ii) a material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the Company compared to the amount of such obligations in the most recently completed fiscal year of the Company; (iii) any event or condition giving rise to a liability under Title IV of ERISA that could have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company related to their employment that could have a Material Adverse Effect. For purposes of this paragraph, the term "Plan" means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company may have any liability.

4.29          Environmental Laws.  The Company (i) is in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. The Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.
4.30          Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
4.31          OFAC. The Company is not nor, to the knowledge of the Company, any director, officer, agent or employee of the Company (i) is currently subject to any sanctions administered or imposed by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or the United Kingdom (including sanctions administered or controlled by Her Majesty's Treasury) (collectively, "Sanctions" and such persons, "Sanction Persons") or (ii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person in any manner that will result in a violation of any economic Sanctions by, or could result in the imposition of Sanctions against, any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise). The Company is not nor, to the knowledge of the Company, any director, officer, agent, or employee of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, "Sanctioned Countries" and each, a "Sanctioned Country"). The Company has not engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding 3 years, nor does the Company have any plans to increase its dealings or transactions with Sanctioned Persons, or with or in Sanctioned Countries.
4.32          No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, or, to the knowledge of the Company, any beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act) of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

4.33          Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.
4.34          Brokers.  Neither the Company nor any of the officers, directors or employees of the Company has employed any broker or finder in connection with the transaction contemplated by this Agreement. The Company shall indemnify each Purchaser from and against any broker's, finder's or agent's fees for which the Company is responsible.
4.35          Disclosure Materials.  Any disclosure schedule or other information document, delivered or made available to any Purchaser prior to such Purchaser's execution of this Agreement, and any such document delivered or made available to such Purchaser after such Purchaser's execution of this Agreement and prior to the Closing with respect to the Securities to be purchased by such Purchaser hereunder (collectively, the "Disclosure Materials"), taken as a whole, do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 5.          REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERs.
5.1          Each Purchaser, severally and not jointly, represents and warrants to and covenants with the Company that:
(a)          Such Purchaser (if an entity) is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Securities pursuant to this Agreement.
(b)          Such Purchaser acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. Such Purchaser has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities, and has conducted and completed its own independent due diligence. Such Purchaser acknowledges that the Company has made available the SEC Documents and the Disclosure Materials. Based on the information such Purchaser has deemed appropriate, it has independently made its own analysis and decision to enter into the Transaction Documents. Except for the representations and warranties in Section 4, as qualified in accordance with the introductory paragraph of Section 4, such Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.
(c)          The Securities to be received by such Purchaser hereunder will be acquired for such Purchaser's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to such Purchaser's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Such Purchaser is not a broker-dealer registered with the Commission under the Exchange Act or an entity engaged in a business that would require it to be so registered. Such Purchaser understands that the Securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the securities purchased hereunder except in compliance with the Securities Act, applicable blue sky laws, and the rules and regulations promulgated thereunder.

(d)          Such Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. Such Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Purchaser, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Purchaser's charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Purchaser is bound and (v) are a fit, proper and suitable investment for such Purchaser, notwithstanding the substantial risks inherent in investing in or holding the Securities.
(e)          The execution, delivery and performance by such Purchaser of the Transaction Documents to which such Purchaser is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.
(f)          Purchaser is not a broker or dealer registered pursuant to Section 15 of the Exchange Act (a "registered broker-dealer") and is not affiliated with a registered broker dealer.  Purchaser is not party to any agreement for distribution of any of the Securities.
(g)          Purchaser shall have completed or caused to be completed and delivered to the Company at no later than the Closing Date, the Purchaser Questionnaire and the Selling Stockholder Questionnaire for use in preparation of the Registration Statement, and the answers to the Purchaser Questionnaire and the Selling Stockholder Questionnaire are true and correct in all material respects as of the date of this Agreement and will be true and correct as of the Closing Date and the effective date of the Registration Statement; provided that such Purchaser shall be entitled to update such information by providing notice thereof to the Company before the effective date of such Registration Statement.
(h)          Such Purchaser understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Securities.
(i)          Such Purchaser has no present intent to effect a "change of control" of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the Exchange Act.
(j)          Such Purchaser has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act.
(k)          Such Purchaser did not learn of the investment in the Securities as a result of any general solicitation or general advertising.
(l)          Such Purchaser's residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser's name on its signature page hereto.
(m)          Such Purchaser (including any person controlling, controlled by, or under common control with such Purchaser, as the term "control" is defined pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its implementing regulations (the "HSR Act")) in connection with the consummation of the transactions contemplated by this Agreement will not be required to and will not complete a filing with the U.S. government pursuant to the HSR Act.

5.2          Such Purchaser, who is a Non-U.S. person (as defined below), having been informed by the Company of its reliance on Regulation S, hereby represents and warrants to the Company as follows:
(a)          This Agreement is made by the Company with Purchaser, who is a Non-U.S. person, in reliance upon such Purchaser's representations, warranties and covenants made in this Section 5.2.
(b)          Such Non-U.S. person has been advised and acknowledges that:
(1)	the Securities have not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country;
(2)	in issuing and selling the Securities to Purchaser pursuant hereto, the Company is relying upon the "safe harbor" provided by Regulation S and/or on Section 4(2) under the Securities Act;
(3)
it is a condition to the availability of the Regulation S "safe harbor" that the Securities not be offered or sold in the United States or to a U.S. person until the expiration of a period of one (1) year following the date of the applicable Closing; and

(4)
notwithstanding the foregoing, prior to the expiration of one (1) year after the applicable Closing (the "Restricted Period"), the Securities may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either:  (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the Securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from or a transaction not subject to the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person.

(c)          As used herein, the term "United States" means and includes the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term "U.S. person" (as defined in Regulation S) means:
(1)	a natural person resident in the United States;
(2)	any partnership or corporation organized or incorporated under the laws of the United States;
(3)	any estate of which any executor or administrator is a U.S. person;
(4)	any trust of which any trustee is a U.S. person;
(5)	any agency or branch of a foreign entity located in the United States;
(6)	any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;
(7)	any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and
(8)
a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

As used herein, the term "Non-U.S. person" means any person who is not a U.S. person or is deemed not to be a U.S. person under Rule 902(k)(2) of the Securities Act.
(d)          Such Non-U.S. person agrees that with respect to the Securities until the expiration of the Restricted Period:
(1)
such Non-U.S. person, its agents or its representatives have not and will not solicit offers to buy, offer for sale or sell any of the Securities, or any beneficial interest therein in the United States or to or for the account of a U.S. person during the Restricted Period; and

(2)
notwithstanding the foregoing, prior to the expiration of the Restricted Period, the Securities may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either:  (A) if the offer or sale is within the United States or to or for the account of a U.S. person (as such terms are defined in Regulation S), the securities are offered and sold pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or pursuant to an exemption from or a transaction not subject to the registration requirements of the Securities Act; or (B) the offer and sale is outside the United States and to other than a U.S. person; and

(3)	such Non-U.S. person shall not engage in hedging transactions with regard to the Securities unless in compliance with the Securities Act.
The foregoing restrictions are binding upon subsequent transferees of the Securities, except for transferees pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.  Such Non-U.S. person agrees that after the Restricted Period, the Securities may be offered or sold within the United States or to or for the account of a U.S. person only pursuant to applicable securities laws.
(e)          Such Non-U.S. person has not engaged, nor is it aware that any party has engaged, and such Non-U.S. person will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S) in the United States with respect to the Securities.
(f)          Such Non-U.S. person:  (i) is domiciled and has its principal place of business outside the United States; (ii) certifies it is not a U.S. person and is not acquiring  the Securities for the account or benefit of any U.S. person; and (iii) at the time of the applicable Closing, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith will be located outside the United States.
(g)          At the time of offering to such Non-U.S. person and communication of such Non-U.S. person's order to purchase the Securities and at the time of such Non-U.S. Person's execution of this Agreement, the Non-U.S. person or persons acting on Non-U.S. person's behalf in connection therewith were located outside the United States.
(h)          Such Non-U.S. person is not a "distributor" (as defined in Regulation S) or a "dealer" (as defined in the Securities Act).
(i)          Such Non-U.S. person acknowledges that the Company shall make a notation in its stock books regarding the restrictions on transfer set forth in this Section 5 and shall transfer such shares on the books of the Company only to the extent consistent therewith.
(j)          In particular, such Non-U.S. person acknowledges that the Company shall refuse to register any transfer of the Securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

(k)          Such Purchaser understands and agrees that each certificate held by such Non-U.S. person representing the Shares or the Underlying Shares, or any other securities issued in respect of the Shares or the Underlying Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by this Agreement or under applicable state securities laws):
THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION AND IN THE CASE OF A TRANSACTION EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.  HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.  THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SHARES REPRESENTED BY THIS CERTIFICATE.
In addition, book entry notations or stock certificates representing the Shares or the Underlying Shares may contain:
(1)	Any legend required by the laws of the State of California, including any legend required by the California Department of Corporations.
(2)	Any legend required by the blue sky laws of any other state to the extent such laws are applicable to the sale of such Shares or the Underlying Shares hereunder.
(3)	A legend regarding affiliate status of such Purchaser set forth in Schedule 1 hereto, in the form included therein.
(l)          The Company agrees that at such time as such legend may be removed pursuant to Section 5.2(m), it will, no later than three business days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate or book entry position representing the Shares or the Underlying Shares, as applicable, together with such representations and covenants of such Purchaser or such Purchaser's executing broker as the Company may reasonably require in connection therewith, deliver or cause to be delivered to such Purchaser a book entry position or certificate representing such shares that is free from any legend referring to the Securities Act.  The Company shall not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.  Certificates for Shares or Underlying Shares subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to such Purchaser by crediting the account of such Purchaser's prime broker with the Depository Trust Company ("DTC").  All costs and expenses related to the removal of the legends and the reissuance of any Shares or Underlying Shares shall be borne by the Company.

(m)          The restrictive legend set forth in this section above shall be removed and the Company shall issue a certificate or book entry position without such restrictive legend to the holder of the applicable shares upon which it is stamped or issue to such holder by electronic delivery with the applicable balance account at the DTC or in physical certificated shares, if appropriate, if (i) such Shares and Underlying Shares are registered for resale under the Securities Act (provided that, if such Purchaser is selling pursuant to the effective registration statement registering the Shares or the Underlying Shares for resale, such Purchaser agrees to only sell such Shares or Underlying Shares during such time that such registration statement is effective and such Purchaser is not aware or has not been notified by the Company that such registration statement has been withdrawn or suspended, and only as permitted by such registration statement); (ii) such Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an affiliate of the Company); or (iii) such Shares are eligible for sale without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions.    Any fees (with respect to the transfer agent, the Company's counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company.
5.3          Such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities.  Such Purchaser's subscription and payment for and such Purchaser's continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Purchaser's jurisdiction.
5.4          Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock) ("Short Sales"), of the securities of the Company during the period commencing as of the time that such Purchaser was first contacted by the Company or any other person regarding the transactions contemplated hereby and ending immediately prior to the Effective Date. Notwithstanding the foregoing, in the case of Purchaser being a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.
5.5          Such Purchaser understands that nothing in this Agreement or any other materials presented to such Purchaser in connection with the purchase and sale of the Securities constitutes legal, tax or investment advice.  Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.
5.6          Restricted Securities.  Such Purchaser understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the Securities Act only in certain limited circumstances.  In this connection, such Purchaser represents that it is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

SECTION 6.          CONDITIONS TO COMPANY'S OBLIGATIONS AT THE CLOSING.
The Company's obligation to complete the sale and issuance of the Securities and deliver Securities to each Purchaser, individually, as set forth in the Schedule of Purchasers at the Closing shall be subject to the following conditions to the extent not waived by the Company:
6.1          Receipt of Payment.  The Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by such Purchaser at the applicable Closing as set forth in the Schedule of Purchasers.
6.2          Representations and Warranties.  The representations and warranties made by the Purchasers in Section 5 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date. Such Purchaser shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the Closing Date.
6.3          Receipt of Executed Documents.  Such Purchaser shall have executed and delivered to the Company the Stockholder's Agreement, the Purchaser Questionnaire and the Selling Stockholder Questionnaire on or prior to the Closing Date.
SECTION 7.          CONDITIONS TO THE PURCHASERS' OBLIGATIONS AT the CLOSING.
Each Purchaser's obligation to accept delivery of the Securities and to pay for the Securities at the Closing shall be subject to the following conditions to the extent not waived by such Purchaser:
7.1          Representations and Warranties Correct.  The representations and warranties made by the Company in Section 4 hereof shall be true and correct in all material respects as of, and as if made on, the date of this Agreement and as of the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.
7.2          Receipt of Executed Stockholder's Agreement.  The Company shall have executed and delivered to the Purchasers the Stockholder's Agreement.
7.3          Certificate.  Each Purchaser shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer to the effect that the representations and warranties of the Company in Section 4 hereof are true and correct in all material respects as of, and as if made on, the date of this Agreement and as of the Closing Date and that the Company has satisfied in all material respects all of the conditions set forth in this Section 7.
7.4          Good Standing.  The Company shall be validly existing as a corporation in good standing under the laws of Delaware.
7.5          Nasdaq Filing.  The Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Shares and the Underlying Shares, which shall have been approved by Nasdaq subject to notice of issuance.
7.6          Judgments.  No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby.
7.7          Stop Orders. No stop order or suspension of trading shall have been imposed by the NASDAQ Global Market, the Commission or any other governmental regulatory body with respect to public trading in the Common Stock.

SECTION 8.          Termination of Obligations to Effect THE Closing; Effects.
8.1          The obligations of the Company, on the one hand, and the Purchasers, on the other hand, to effect the Closing shall terminate as follows:
(a)          upon the mutual written consent of the Company and Purchasers that agreed to purchase a majority of the Securities to be issued and sold pursuant to this Agreement;
(b)          by the Company if any of the conditions set forth in Section 6 shall have become incapable of fulfillment, and shall not have been waived by the Company; or
(c)          by a Purchaser (with respect to itself only) if any of the conditions set forth in Section 7 shall have become incapable of fulfillment, and shall not have been waived by the Purchaser;
provided, however, that, except in the case of clauses (b) and (c) above, the party seeking to terminate its obligation to effect an applicable Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.
8.2          Nothing in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.
SECTION 9.          Additional Agreements of the Parties.
9.1          Nasdaq Listing. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Stock on Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable, provided that such obligations shall terminate and be of no further force and effect on the date on which the Company's obligations under the Stockholder's Agreement to register or maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Stockholder's Agreement) shall terminate.
9.2          Access to Information. From the date hereof until the Closing, the Company will make reasonably available to the Purchasers' representatives, consultants and their respective counsels for inspection, such information and documents as the Purchasers reasonably request, and will make available at reasonable times and to a reasonable extent officers and employees of the Company to discuss the business and affairs of the Company.
9.3          Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Closing under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.
9.4          Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any trading market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

9.5          Confidentiality After the Date Hereof. Each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).
9.6          Securities Laws Disclosure. The Company will timely and no later than four (4) business days from the date of this Agreement file a Current Report on Form 8-K (the "8-K") with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the agreements required to be filed in connection therewith).
SECTION 10.          Indemnification.
10.1          Indemnification by the Company.  The Company agrees to indemnify and hold harmless each of the Purchasers and each person, if any, who controls any Purchaser within the meaning of the Securities Act (each, an "Indemnified Party"), against any losses, claims, damages, liabilities or expenses, joint or several, to which such Indemnified Party may become subject under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Company contained in this Agreement or any failure of the Company to perform its obligations hereunder, and will reimburse each Indemnified Party for legal and other expenses reasonably incurred as such expenses are reasonably incurred by such Indemnified Party in connection with investigating, defending, settling, compromising or paying such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) the failure of such Indemnified Party to comply with the covenants and agreements contained in Section 5 above respecting sale of the Securities (including the Underlying Shares), or (ii) the inaccuracy of any representations made by such Indemnified Party herein.
SECTION 11.          NOTICES.
All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or electronic mail, or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent in the case of facsimile or electronic mail transmission, or when so received in the case of mail or courier, and addressed as follows:
if to the Company, to: ViewRay, Inc. 2 Thermo Fisher Way Oakwood Village, Ohio 44146 Attention: Chief Financial Officer Facsimile: (800) 417-3459 E-Mail: abansal@viewray.com with a copy (which shall not constitute notice) to:
Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Attention: Mark Roeder Facsimile: (650) 463-2600 E-Mail: mark.roeder@lw.com or to such other person at such other place as the Company shall designate to the Purchasers in writing; and
(a)          if to the Purchasers, at the address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

SECTION 12.          MISCELLANEOUS.
12.1          Waivers and Amendments.  Neither this Agreement nor any provision hereof may be changed, waived, discharged, terminated, modified or amended except upon the written consent of the Company and the holders of a majority of the Shares and the Underlying Shares (assuming the exercise of the then-outstanding Warrants).
12.2          Binding Effect. Purchaser hereby acknowledges and agrees that this Agreement shall survive the death or disability of Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If Purchaser is more than one person, the obligations of Purchaser hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives and permitted assigns.
12.3          Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.
12.4          Severability.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.
12.5          Replacement of Shares or Warrants.  If the Shares are certificated and any certificate or instrument evidencing any Shares or Warrants is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Company's transfer agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Company's transfer agent for any losses in connection therewith or, if required by the transfer agent, a bond in such form and amount as is required by the transfer agent.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares or Warrant.  If a replacement certificate or instrument evidencing any Shares or Warrant is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.
12.6          Independent Nature of Purchasers' Obligations and Rights.  The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, or are deemed affiliates (as such term is defined under the Exchange Act) with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

12.7          Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of San Francisco. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City San Francisco for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.
12.8          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.
12.9          Successors and Assigns.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.
12.10          Entire Agreement.  This Agreement and other documents delivered pursuant hereto, including the exhibits, the appendices and the Schedule of Exceptions, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.
12.11          Payment of Fees and Expenses.  Each of the Company and the Purchasers shall bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transactions contemplated hereby.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.
12.12          Survival.  The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by the Company or the Purchasers and the Closing.
12.13          Waiver of Conflicts.  Each party to this Agreement acknowledges that Latham & Watkins LLP, counsel for the Company, has in the past performed and may continue to perform legal services for certain of the Purchasers in matters unrelated to the transactions described in this Agreement, including venture capital financings and other matters.  Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; (b) acknowledges that Latham & Watkins LLP represented the Company in the transaction contemplated by this Agreement and has not represented any individual Purchaser in connection with such transaction; and (c) gives its informed consent to Latham & Watkins LLP's representation of certain of the Purchasers in such unrelated matters and to Latham & Watkins LLP's representation of the Company in connection with this Agreement and the transactions contemplated hereby.
[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

VIEWRAY, INC.

By:
Name:	Chris A. Raanes
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

PUISSANCE CROSS BORDER OPPORTUNITIES I LP

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

KEARNY VENTURE PARTNERS, L.P.

By:	Kearny Venture Associates, LLC, its General Partner

By:
Name:	Caley Castelein, M.D.
Title:	Managing Director

KEARNY VENTURE PARTNERS ENTREPRENEUR'S FUND, L.P.

By:	Kearny Venture Associates, LLC, its General Partner

By:
Name:	Caley Castelein, M.D.
Title:	Managing Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

HENRY A. MCKINNELL, JR., PH.D

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

MARK S. GOLD, M.D.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

AJAY BANSAL

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

ORBIMED PRIVATE INVESTMENTS III, LP

By:	OrbiMed Capital GP III LLC, its General Partner

By:	OrbiMed Advisors LLC, its Managing Member

By:
Name:	Jonathan Silverstein
Title:	Member

ORBIMED ASSOCIATES III, LP

By:	OrbiMed Advisors LLC, its General Partner

By:
Name:	Jonathan Silverstein
Title:	Member

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

ALTA BIOEQUITIES, L.P.

By:	Alta Bioequities Management LLC, its General Partner

By:
Name:	Dan Janney
Title:	Member

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

ACUTA OPPORTUNITY FUND, LP

By:	Acuta Capital Partners, LLC, the General Partner

By:
Name:	Manfred Yu
Title:	Chief Operating Officer

ACUTA CAPITAL FUND, LP

By:	Acuta Capital Partners, LLC, the General Partner

By:
Name:	Manfred Yu
Title:	Chief Operating Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

PURCHASERS:

JMSK LTD

By:
Name:	Steven Gold
Title:	General Partner

EXHIBIT A
SCHEDULE OF PURCHASERS

Name and Address	Number of Shares[4]	Number of Shares Underlying Warrants	Aggregate Purchase Price of Warrants and Shares
PUISSANCE CROSS BORDER OPPORTUNITIES I LP Attn: Theodore T. Wang, Managing member of the general partner 950 Third Avenue, 25th Floor New York, NY 10022	6,842,975	1,368,595	$20,699,999.38
ACUTA OPPORTUNITY FUND, LP c/o Acuta Capital Partners, LLC 1301 Shoreway Road, Suite 350 Belmont, CA 94002 Attn: Richard Lin, Managing Member (rlin@acutacapital.com) with copy to Manfred Yu, Chief Operating Officer (myu@acutacapital.com)	123,636	24,727	$373,998.88
ACUTA CAPITAL FUND, LP c/o Acuta Capital Partners, LLC 1301 Shoreway Road, Suite 350 Belmont, CA 94002 Attn: Richard Lin, Managing Member (rlin@acutacapital.com) with copy to Manfred Yu, Chief Operating Officer (myu@acutacapital.com)	438,347	87,669	$1,325,999.63
ORBIMED PRIVATE INVESTMENTS III, LP 601 Lexington Ave., Floor 54 New York, NY 10022	327,459	65,491	$990,563.38
ORBIMED ASSOCIATES III, LP 601 Lexington Ave., Floor 54 New York, NY 10022	3,118	623	$9,431.88

4 Except as otherwise set forth herein, all amounts reflect a price per share of $3.00 per share.

Name and Address	Number of Shares[4]	Number of Shares Underlying Warrants	Aggregate Purchase Price of Warrants and Shares
KEARNY VENTURE PARTNERS, L.P. 88 Kearny Street, Suite 1800 Attn: Caley Castelein, Kearny Ventures San Francisco CA 94108	323,970		64,794	$980,009.25
KEARNY VENTURE PARTNERS ENTREPRENEUR'S FUND, L.P. 88 Kearny Street, Suite 1800 Attn: Caley Castelein, Kearny Ventures San Francisco, CA 94108	6,608		1,321	$19,989.13
HENRY A. MCKINNELL, JR., PH.D ViewRay, Inc. 2 Thermo Fisher Way Oakwood Village, Ohio 44146	312,989	[5]	62,597	$999,999.76
MARK S. GOLD, M.D. 409 Ponte Vedra Blvd Ponte Vedra Beach, FL 32082	31,298	[6]	6,259	$99,997.04
JMSK LTD 409 Ponte Vedra Blvd Ponte Vedra Beach, FL 32082	46,948	[7]	9,389	$149,998.79
AJAY BANSAL ViewRay, Inc. 2 Thermo Fisher Way Oakwood Village, Ohio 44146	62,597	[8]	12,519	$199,997.37
ALTA BIOEQUITIES, L.P. One Embarcadero Ctr, Suite 3700 San Francisco, CA 94111	82,644		16,528	$249,998.00
TOTAL	8,602,589		1,720,512	$26,099,982.49

____________________________________
5 Reflects a price per share of $3.17 per share.
6 Reflects a price per share of $3.17 per share.
7 Reflects a price per share of $3.17 per share.
8 Reflects a price per share of $3.17 per share.

EXHIBIT B
FORM OF WARRANT

APPENDIX I

APPENDIX II

APPENDIX III

SCHEDULE OF EXCEPTIONS
[__], 2017

This Schedule of Exceptions is being furnished by ViewRay, Inc., a Delaware corporation, (the "Company"), to the Purchasers listed on Exhibit A to that certain Securities Purchase Agreement of even date herewith by and among the Company and such Purchasers (the "Agreement") in connection with the execution and delivery of the Agreement, pursuant to Section 4 of the Agreement.  The section numbers in this Schedule of Exceptions correspond to the section numbers in the Agreement; provided, however, any information disclosed under any section number of this Schedule of Exceptions shall be deemed to be disclosed and incorporated into any other section number of this Schedule of Exceptions to the extent it is reasonably apparent on the face of the disclosure that such information is relevant to such other section of this Schedule of Exceptions, and the section headings used below are for convenience only.
Capitalized terms herein shall have the same meaning given them in the Agreement, unless specifically indicated otherwise.  Where terms of a contract or other disclosure items have been summarized or described in this Schedule of Exceptions, such summary or description does not purport to be a complete statement of the material terms of such contract or other item.  Nothing in this Schedule of Exceptions is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant.  Inclusion of any item in this Schedule of Exceptions (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business and (3) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

SCHEDULE 1
Name

PUISSANCE CROSS BORDER OPPORTUNITIES I LP
ORBIMED PRIVATE INVESTMENTS III, LP
ORBIMED ASSOCIATES III, LP
KEARNY VENTURE PARTNERS, L.P.
KEARNY VENTURE PARTNERS ENTREPRENEUR'S FUND, L.P.
HENRY A. MCKINNELL, JR., PH.D.
MARK S. GOLD, M.D.
JMSK LTD
AJAY BANSAL
Form of Affiliate Legend
"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE HELD BY AN AFFILIATE OF THE ISSUER AS DEFINED IN RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933 AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 144 OR PURSUANT TO A REGISTRATION STATEMENT UNDER SAID ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

Exhibit D

STOCKHOLDERS' AGREEMENT
This Stockholders' Agreement (this "Agreement") is made and entered into as of January 13, 2017, by and among ViewRay, Inc., a Delaware corporation (the "Company"), Puissance Cross Border Opportunities I LP ("Puissance"), and each of such other persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Exhibit A to the Purchase Agreement (as defined below) (together with Puissance, the "Stockholders").
This Agreement is made pursuant to the Securities Purchase Agreement, dated as of January 13, 2017, by and among the Company and each of those persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Exhibit A thereto (the "Purchase Agreement").
NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Stockholders agree as follows:
1.          Definitions.  Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement.  As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:
"Advice" shall have the meaning set forth in Section 7(d).
"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act.
"Beneficially Owns" (including the terms "Beneficial Ownership," "Beneficially Owned" or "Beneficially Owning") shall mean beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act.
"Change of Control" shall mean a sale, conveyance or other disposition of all or substantially all of the property or business of the Company (other than to a wholly-owned subsidiary of the Company), or a merger or consolidation with or into any other corporation or other business transaction or series of transactions as a result of which stockholders of the Company immediately prior to the transaction would hold less than a majority of the voting interests of the Company (or successor or parent company thereof) after the transaction; provided, that a Change of Control shall not include any transaction or series of related transactions principally for bona fide equity financing purposes.
"Commission" means the United States Securities and Exchange Commission, or any successor entity or entities, including, if applicable, the staff of the Commission.

"Common Stock" means the common stock, par value $0.01 per share, of the Company.
"Control" (including the terms "controlling," "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
"Effectiveness Date" means: (a) with respect to the Initial Registration Statement required to be filed hereunder, the 150th calendar day following the Closing Date, (b) with respect to any additional Registration Statements which may be required pursuant to Section 2, the 120th calendar day following the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement is required under such Section (or the 150th calendar day following such date in the event such additional Registration Statement is reviewed by the Commission). If the Effectiveness Date falls on a Saturday, Sunday or other date that the Commission is closed for business, the Effectiveness Date shall be extended to the next day on which the Commission is open for business.
"Effectiveness Period" shall have the meaning set forth in Section 2(a).
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Filing Date" means: (a) with respect to the Initial Registration Statement, the 60th calendar day following the Closing Date, and (b) with respect to any additional Registration Statements that may be required pursuant to Section 2 hereof, the 60th calendar day following the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement is required under such Section.
"Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities.
"Indemnified Party" shall have the meaning set forth in Section 6(c).
"Indemnifying Party" shall have the meaning set forth in Section 6(c).
"Initial Registration Statement" shall mean the initial Registration Statement required to be filed to cover the resale by the Holders of the Registrable Securities pursuant to Section 2(a).
"Losses" shall have the meaning set forth in Section 6(a).
"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
"Prospectus" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 430B promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
"Reduction Securities" shall have the meaning set forth in Section 2(b).
"Registrable Securities" means (i) the Shares issued pursuant to the Purchase Agreement, (ii) the Underlying Shares issuable upon exercise of the Warrants and (iii) any other shares of Common Stock issued as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for or in replacement of the Shares or the Underlying Shares; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as (a) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (b) such Registrable Securities have been previously sold in accordance with Rule 144, or (c) such securities are eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Company's transfer agent and the affected Holders, as reasonably determined by the Company, upon the advice of counsel to the Company.
"Registration Statement" means each of the following: (i) an initial registration statement which is required to register the resale of the Registrable Securities, and (ii) each additional registration statement, if any, contemplated by Section 2, and including, in each case, the Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
"Resignation Event" means the first occurrence of any one of the following:  (i) Puissance no longer continuing to beneficially own at least 10% or more of the then outstanding Voting Shares; (ii) a Change of Control; or (iii) the date that is three (3) years following the date of this Agreement.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Securities Act" means the Securities Act of 1933, as amended.
"Shares" shall have the meaning set forth in the Purchase Agreement.
"Trading Day" means any day on which the Common Stock is traded on the Nasdaq Global Market, or, if the Nasdaq Global Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded.
"Transaction Documents" shall have the meaning set forth in the Purchase Agreement.
"Underlying Shares" shall have the meaning set forth in the Purchase Agreement.
"Voting Shares" shall mean shares of Company voting securities, whether now owned or hereafter acquired.
"Warrants" shall have the meaning set forth in the Purchase Agreement.
2.          Registration.
(a)          On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415.  The Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form appropriate for such purpose) and shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" in substantially the form attached hereto as Annex A.  The Company shall use its commercially reasonable efforts to cause a Registration Statement filed under this Agreement to be declared effective under the Securities Act promptly but, in any event, no later than the Effectiveness Date for such Registration Statement, and shall, subject to Section 7(d) hereof, use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of (i) the date that is three years after the Closing Date and (ii) the date on which all securities covered by this Agreement have ceased to be Registrable Securities (the "Effectiveness Period").  Notwithstanding the foregoing, the Company shall be entitled to suspend the effectiveness of the Registration Statement at any time prior to the expiration of the Effectiveness Period for up to an aggregate of 30 consecutive Trading Days or an aggregate of 50 Trading Days (which need not be consecutive) in any given 360-day period if the Company furnishes to the Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company advising such Holder of the occurrence of any event of the kind described in Section 3(c)(ii)-(v) (a "Shelf Suspension").  The Shelf Suspension shall not contain any material, non-public information of the Company.  It is agreed and understood that the Company shall, from time to time, be obligated to file one or more additional Registration Statements to cover any Registrable Securities which are not registered for resale pursuant to a pre-existing Registration Statement.

(b)          Notwithstanding anything contained herein to the contrary, in the event that the Commission limits the amount of Registrable Securities that may be included and sold by the Holders in any Registration Statement, including the Initial Registration Statement, pursuant to Rule 415 or any other basis, the Company may reduce the number of Registrable Securities included in such Registration Statement on behalf of the Holders in whole or in part (in case of an exclusion as to a portion of such Registrable Securities, such portion shall be allocated pro rata among such Holders first in proportion to the respective numbers of Registrable Securities represented by Underlying Shares requested to be registered by each such Holder over the total amount of Registrable Securities represented by Underlying Shares, and second in proportion to the respective numbers of Registrable Securities represented by Shares requested to be registered by each such Holder over the total amount of Registrable Securities represented by Shares) (such Registrable Securities, the "Reduction Securities").  In such event the Company shall give the Holders prompt notice of the number of such Reduction Securities excluded and the Company will not be liable for any damages under this Agreement in connection with the exclusion of such Reduction Securities.  The Company shall use its commercially reasonable efforts at the first opportunity that is permitted by the Commission to register for resale the Reduction Securities.  Such new Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form appropriate for such purpose) and shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" in substantially the form attached hereto as Annex A.  The Company shall use its commercially reasonable efforts to cause each such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than the Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period, subject to Section 13(d) hereof. Notwithstanding the foregoing, the Company shall be entitled to a Shelf Suspension for such Registration Statement.
(c) If: (i) the Initial Registration Statement is not filed with the Commission on or prior to the Filing Date, (ii) the Initial Registration Statement is not declared effective by the Commission (or otherwise does not become effective) on or prior to the Effectiveness Date or (iii) after the date it is declared effective by the Commission and except as provided in Section 3(i), such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities included in such Registration Statement or (iv) the Company fails to satisfy the current public information requirement pursuant to Rule 144(c)(1) as a result of which the Holders are unable to sell Registrable Securities under Rule 144 (or any successor rule thereto), (any such failure or breach in clauses (i) through (iv) above being referred to as an "Event," and, for purposes of clauses (i), (ii), (iii) or (iv), that date on which such Event occurs being referred to as an "Event Date"), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (1) the applicable Event is cured or (2) the Registrable Securities are eligible for resale pursuant to Rule 144 without manner of sale or volume restrictions or the current public information requirement, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty ("Liquidated Damages"), equal to one percent (1%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by such Holder.  The parties agree that (1) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (except in respect of an Event described in Section 2(c)(iv) herein), (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the Effectiveness Deadline) and in no event shall, the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, five percent (5%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement) and (2) in no event shall the Company be liable in any thirty (30) day period for Liquidated Damages under this Agreement in excess of one percent (1%) of the aggregate purchase price paid by the Holders pursuant to the Purchase Agreement.   The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date.  The Company shall not be liable for Liquidated Damages under this Agreement as to any Registrable Securities which are not permitted by the Commission to be included in a Registration Statement.  In such case, the Liquidated Damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted to be included in such Registration Statement. The Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company's failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of a Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Purchaser).

3.          Registration Procedures.
In connection with the Company's registration obligations hereunder, the Company shall:
(a)          Not less than five Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to the Holders copies of all such documents proposed to be filed (other than those incorporated by reference).  Notwithstanding the foregoing, the Company shall not be required to furnish to the Holders any prospectus supplement being prepared and filed solely to name new or additional selling security holders unless such Holders are named in such prospectus supplement.  In addition, in the event that any Registration Statement is on a form which does not permit applicable incorporation by reference, the Company shall not be required to furnish to the Holders any prospectus supplement containing information included in a report or proxy statement filed under the Exchange Act that would be incorporated by reference in such Registration Statement if such Registration Statement were on another form which permits incorporation by reference.  The Company shall duly consider any comments made by the Holders and received by the Company not later than two Trading Days prior to the filing of the Registration Statement, but shall not be required to accept any such comments to which it reasonably objects.
(b)          (i)  Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to the Holders as selling stockholders but not any comments that would result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(c)          Notify the Holders as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day: (i)(A) when a Prospectus or any prospectus supplement (but only to the extent notice is required under Section 3(a) above) or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (in which case the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders that pertain to the Holders as selling stockholders or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has been declared effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information that pertains to the Holders as selling stockholders or the Plan of Distribution; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; (v) of the occurrence of any event or passage of time that makes the financial statements included or incorporated by reference in a Registration Statement ineligible for inclusion or incorporation by reference therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided, that any and all of such information shall remain confidential to each Holder until such information otherwise becomes public, unless disclosure by a Holder is required by law; provided, further, that notwithstanding each Holder's agreement to keep such information confidential, each such Holder makes no acknowledgement that any such information is material, non-public information.
(d)          Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(e)          Furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent reasonably requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the EDGAR system.

(f)          Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request.  Subject to Section 13(d) hereof, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.
(g)          Prior to any public offering of Registrable Securities, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of those jurisdictions within the United States as any Holder reasonably requests in writing to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statements; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any material tax in any such jurisdiction where it is not then so subject.
(h)          Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statements, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.
(i)          Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(j)          The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, the natural persons thereof that have voting and dispositive control over the shares and any other information with respect to such Holder as the Commission requests.
4.          Holder's Obligations. Each Holder agrees, by acquisition of the Registrable Securities, that no Holder shall be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with all material information required to be set forth in the Purchaser Questionnaire and Selling Stockholder Questionnaire pursuant to the Purchase Agreement.  Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the information regarding such Holder is as set forth in the Prospectus delivered by such Holder in connection with such disposition, and that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact regarding such Holder or omit to state any material fact regarding such Holder necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading, solely to the extent such facts are based upon information regarding such Holder furnished in writing to the Company by such Holder for use in such Prospectus.

5.          Registration Expenses.  All fees and expenses incident to the Company's performance of or compliance with its obligations under this Agreement (excluding any underwriting discounts and selling commissions) shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement.  The fees and expenses referred to in the preceding sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Principal Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) reasonable fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) reasonable fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement.  In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.  In no event shall the Company be responsible for any broker or similar commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.
6.          Indemnification.
(a)          Indemnification by the Company.  The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, partners, members, stockholders and employees of each Holder, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents, partners, members, stockholders and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose), or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has validly notified such Holder in writing (in accordance with Section 13(h) below) that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice (as defined below) or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected.  The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b)          Indemnification by Holders.  Each Holder shall, notwithstanding any termination of this Agreement, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents, partners, members, stockholders or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) for so long as the Company is not a "Seasoned Issuer" and the prospectus delivery requirements of the Securities Act apply to sales by such Holder, such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent that, (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has validly notified such Holder in writing (in accordance with Section 13(h) below) that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected.  In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.
(c)          Conduct of Indemnification Proceedings.  If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless:  (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party); provided, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties pursuant to this Section 6(c).  The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld.  No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).
(d)          Contribution.  If a claim for indemnification under Section 6(a) or 6(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations.  The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.  The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.  Notwithstanding the provisions of this Section 6(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
The indemnity and contribution agreements contained in this Section 6 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties and are not in diminution or limitation of the indemnification provisions under the Purchase Agreement.
7.          Standstill.  For a period of three years from the date hereof (the "Standstill Period"), Puissance shall not, without the prior written consent of a majority of the independent members of the Board of Directors of the Company (the "Board") who are not affiliated with Puissance:
(a)          in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly,
(i)          any material assets of the Company or
(ii)          any Common Stock, voting equity securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (including derivatives), other than acquisitions that would not, in the aggregate, result in Puissance together with its Affiliates Beneficially Owning (as defined herein) more than 19.99% of the Company's issued and outstanding Common Stock or Voting Shares, as of the date of such acquisition (including, for the avoidance of doubt, any Common Stock or Voting Shares acquired pursuant to the Purchase Agreement);

(b)          propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into, whether alone or in concert with others, any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination");
(c)          solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company or a Business Combination;
(d)          form, join, encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) with respect to the voting, ownership or control of any Common Stock;
(e)          seek to have the Company waive, amend or modify its Certificate of Incorporation or Bylaws;
(f)          assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in connection with any of the foregoing; or
(g)          make, or take any action (including a request to waive or amend any provision of this agreement) that would cause the Company to make, a public announcement regarding any intention of Puissance or any of its respective Affiliates to take an action which would be prohibited by any of the foregoing.
Notwithstanding anything to contrary, nothing contained in this Section 7 shall prevent Puissance from selling, tendering or otherwise disposing of its securities in compliance with the other provisions of this Agreement and the applicable securities laws.
8.          No Effect on Directors.  Notwithstanding any of the foregoing, the provisions set forth in Section 7 shall in no way limit the ability of any individual who is serving as a director of the Company to take any actions (or to refrain from taking any actions) in their capacity as directors of the Company.
9.          Waiver of Section 203.  The Company represents and warrants to the Stockholders that the Board has taken all action necessary to render inapplicable all control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's certificate of incorporation (or similar charter documents) or the laws of its state of incorporation (including the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203")) that is or would be reasonably likely to become applicable to the Stockholders as a result of the Stockholders and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the securities thereunder and the Stockholders' ownership of such securities. (the "Waiver"); provided, however, such Waiver shall no longer be applicable to a particular Stockholder if, subsequent to becoming an "interested stockholder" (as defined in Section 203), such Stockholder no longer has Beneficial Ownership of 15% or more of Common Stock as a result of any sale or disposition of Beneficial Ownership of Common Stock by such Stockholder.

10.          Voting Agreement.  In the event Puissance and its Affiliates Beneficially Own more than 19.99% of the Voting Shares, any Voting Shares Beneficially Owned by Puissance and its Affiliates in excess of 19.99% of the Voting Shares shall be voted as directed by the Board, whether at an annual or special meeting of stockholders of the Company, by written consent or otherwise.  If requested by the Board, Puissance shall execute and deliver to the Company an irrevocable proxy to the foregoing effect.
11.          Limitation on Sales; Right of First Offer.
(a)          Without the prior written consent of a majority of the independent members of the Board who are not affiliated with any particular Stockholder:
(i)          such Stockholder shall not sell or cause any shares of Common Stock Beneficially Owned by it or its Affiliates to be sold pursuant to Rule 144 under the Securities Act; and
(ii)          except for sales pursuant to Section 11(b) or distributions in accordance with Section 11(d), all shares of Common Stock Beneficially Owned by such Stockholder shall be sold only in compliance with the "Plan of Distribution" in substantially the form attached hereto as Annex A.
(b)          No sales of Common Stock Beneficially Owned by such Stockholder shall be made pursuant to a private sale or other exemption from the registration requirements of the Securities Act without the prior written consent of the Company if, (i) the purchaser of such shares is a medical device company or in the reasonable determination of the Board otherwise competes with the Company, or (ii) such purchaser, or group of affiliated purchasers, would, after giving effect to such sale, Beneficially Own more than 5.0% of the Common Stock unless in each case the identity of the purchaser is unknown.
(c)          Prior to any private sale of the Company's Common Stock by such Stockholder pursuant to Section 11(b) above, such Stockholder will notify the Company of its intent to sell such shares (the "Offered Shares").  The Company may, within 36 hours after the receipt of such notice, offer to purchase the Offered Shares (the "Offer").  The Offer will be in writing and shall specify the price and other terms and conditions of the Offer.  Until the expiration of such 36 hour period, such Stockholder will not accept, make or solicit any other offers to sell such shares.
(d)          The provisions of Section 11(a), (b) and (c) shall have no force or effect as to a particular Stockholder to the extent such Stockholder's Common Stock purchased pursuant to the Purchase Agreement (including any Common Stock acquired upon exercise of the Warrants issued pursuant to the Purchase Agreement) constitutes 5.0% or less of the then outstanding Common Stock of the Company.
12.          Voting Arrangement to Elect Puissance Designee.
(a)          Obligations to Vote Voting Shares for Puissance Designee.  For so long as a Resignation Event shall not have occurred, at any annual or special meeting called, or in connection with any other action (including the execution of written consents) taken, for the purpose of electing directors to the Board, each of the Stockholders shall vote such Stockholder's Voting Shares in a manner necessary to elect and maintain as a director of the Company one (1) member designated in writing by Puissance that meets Nasdaq's independence criteria and agrees to serve as a member of the Board, reasonably prior to the date of any such election in compliance with the Company's Amended and Restated Bylaws as then in effect, to initially be Ted Wang (provided that he is designated by Puissance notwithstanding anything to the contrary herein) (the "Puissance Designee").

(b)          Obligations to Vote Voting Shares for Removal of Director; Filling Vacancy.  Puissance shall have the right to request the resignation or removal of an elected Puissance Designee reasonably prior to any such election in compliance with the Company's Amended and Restated Bylaws as then in effect.  In such event, each of the Stockholders shall vote such Stockholder's Voting Shares in a manner that would cause the removal of such director, whether at any annual or special meeting called, or, in connection with any other action (including the execution of written consents) taken, for the purpose of removing such director.  In the event of the resignation, death, removal or disqualification of an elected Puissance Designee, Puissance shall promptly designate a new director (a "Replacement") and, subject to prior approval of any Replacement by the remaining members of the Board, after written notice of the nomination has been given by such Party to each of the parties hereto, each Stockholder will vote his or her Voting Shares to elect such designee to the Board as the Puissance Designee.
(c)          Resignation Event.  Prior to any Puissance Designee serving as a director of the Company, Puissance shall cause such Puissance Designee to sign a resignation letter, in a form acceptable to the Company, such that upon the occurrence of any Resignation Event such Puissance Designee would agree to immediately tender his or her resignation as a director of the Company.
(d)          Nomination.  The Board will nominate the Puissance Designee or, subject to prior approval of any Replacement by the remaining members of the Board, any Replacement and will recommend that the Company's shareholders vote in favor of the election of the Puissance Designee or Replacement (along with all other Company nominees) at any annual or special meeting called, or in connection with any other action (including the execution of written consents) taken, for the purpose of electing directors to the Board, and support him or her for election in a manner not materially less rigorous and favorable than the manner in which the Company supports its other nominees.
13.          Miscellaneous.
(a)          Remedies.  In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.  The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agree that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.
(b)          Compliance.  Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
(c)          Subsequent Registration Rights.  Until the Initial Registration Statement required hereunder is declared effective by the Commission, the Company shall not enter into any agreement granting any registration rights with respect to any of its securities to any Person without the written consent of Holders representing no less than a majority of the then outstanding Registrable Securities; provided, that this Section 13(c) shall not prohibit the Company from fulfilling its obligations under any other registration rights agreements existing as of the date hereof.

(d)          Discontinued Disposition.  Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.  The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
(e)          Furnishing of Information. Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably requested by the Company to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.
(f)          Piggy-Back Registrations.  If at any time during the Effectiveness Period, except as contemplated by Section 2(b) hereof, there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the stock option or other employee benefit plans, then the Company shall send to each Holder a written notice of such determination and, if within 15 days after the date of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Holder requests to be registered; provided, however, that the Company shall not be required to register any Registrable Securities pursuant to this Section 13(f) that are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without manner of sale or volume restrictions or the current public information requirement or that are the subject of a then effective Registration Statement; provided, further, however, if there is not an effective Registration Statement covering all of the Registrable Securities during the Effectiveness Period, the Company may file a registration statement with the Commission to register equity securities of the Company to be sold on a primary basis, provided that the Company does not sell any such shares until there is an effective Registration Statement covering all of the Registrable Securities. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 13(f) prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. Notwithstanding the foregoing, the Company shall be allowed to file one primary shelf registration statement on Form S-3, including any amendments thereto, without complying in any such case with the obligations in this Section 13(f).
(g)          Amendments and Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Holder or Holders (as applicable) of no less than a majority of the then outstanding Registrable Securities.  The Company shall provide prior notice to all Holders of any proposed waiver or amendment.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(i)          Termination of Registration Rights.  For the avoidance of doubt, it is expressly agreed and understood that (i) in the event that there are no Registrable Securities outstanding as of a Filing Date, then the Company shall have no obligation to file, caused to be declared effective or to keep effective any Registration Statement hereunder (including any Registration Statement previously filed pursuant to this Agreement) and (ii) all registration rights granted to the Holders hereunder (including the rights set forth in Sections 13(c) and 13(f)), shall terminate in their entirety effective on the first date on which there shall cease to be any Registrable Securities outstanding.  If not previously terminated pursuant to the foregoing sentence, it is expressly agreed and understood that all registration rights granted to the Holders pursuant to this Agreement shall terminate as to the Holder on the date that is ten (10) years following the date of this Agreement.
(h)          Notices.  All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or electronic mail, or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent in the case of facsimile or electronic mail transmission, or when so received in the case of mail or courier, and addressed as follows:
if to the Company, to:
ViewRay, Inc.
2 Thermo Fisher Way
Oakwood Village, Ohio 44146
Attention: Chief Financial Officer
Facsimile: (800) 417-3459
E-Mail:  abansal@viewray.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California  94025
Attention:  Mark Roeder
 Facsimile:  (650) 463-2600
E-Mail:  mark.roeder@lw.com

If to a Stockholder:	To the address set forth under such Stockholder's name on the signature pages hereto
If to any other Person who is then the registered Holder:	To the address of such Holder as it appears in the stock transfer books of the Company or such other address as may be designated in writing hereafter, in the same manner, by such Person.
(i)          Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and inure to the benefit of each Holder.  Subject to Section 11 hereof, each Holder may assign its respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement, provided that such assignees agree to be bound by the terms hereof.

(j)          Execution and Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.
(k)          Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of San Francisco. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of San Francisco for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.
(l)          Cumulative Remedies.  The remedies provided herein are cumulative and not exclusive of any remedies provided by law.
(m)          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.  It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
(n)          Use of Terms.  The parties agree and acknowledge that when, in this Agreement, the Company is required to use its reasonable best efforts to perform any covenant under this Agreement, such requirement shall not obligate the Company, in the reasonable judgment of the disinterested members of its Board, to perform any act that will have a material adverse effect on the Company.
(o)          Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(p)          Furnishing of Information.  Until the time that any Stockholder no longer owns any Shares or Warrants (collectively, the "Securities") of the Company, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act so long as the Company is then subject to the reporting requirements of the Exchange Act.  For the twelve month period following the Closing Date, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Stockholders then holding any Securities and make publicly available in accordance with Rule 144(c) such information as is required for such Stockholder to sell the Securities, including without limitation, under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144.
(q)          Independent Nature of Stockholders' Obligations and Rights.  The obligations of each Stockholder hereunder is several and not joint with the obligations of any other Stockholder hereunder, and no Stockholder shall be responsible in any way for the performance of the obligations of any other Stockholder hereunder.  The decision of each Stockholder to purchase Securities pursuant to the Transaction Documents has been made independently of any other Stockholder.  Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Stockholder pursuant hereto or thereto, shall be deemed to constitute the Stockholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Stockholders are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement.  Each Stockholder acknowledges that no other Stockholder has acted as agent for such Stockholder in connection with making its investment hereunder and that no Stockholder will be acting as agent of such Stockholder in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents.  Each Stockholder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Stockholder to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

VIEWRAY, INC.

By:
Name:	Chris A. Raanes
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
STOCKHOLDERS:

PUISSANCE CROSS BORDER OPPORTUNITIES I LP

By:
Name:
Title:

Address:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

ORBIMED PRIVATE INVESTMENTS III, LP

By:	OrbiMed Capital GP III LLC, its General Partner

By:	OrbiMed Advisors LLC, its Managing Member

By:
Name:	Jonathan Silverstein
Title:	Member

ORBIMED ASSOCIATES III, LP

By:	OrbiMed Advisors LLC, its General Partner

By:
Name:	Jonathan Silverstein
Title:	Member

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

KEARNY VENTURE PARTNERS, L.P.

By:	Kearny Venture Associates, LLC, its General Partner

By:
Name:	Caley Castelein, M.D.
Title:	Managing Director

KEARNY VENTURE PARTNERS ENTREPRENEUR'S FUND, L.P.

By:	Kearny Venture Associates, LLC, its General Partner

By:
Name:	Caley Castelein, M.D.
Title:	Managing Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
STOCKHOLDERS:

HENRY A. MCKINNELL, JR., PH.D

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

AJAY BANSAL

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

MARK S. GOLD, M.D.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

ALTA BIOEQUITIES, L.P.

By:	Alta Bioequities Management LLC, its General Partner

By:
Name:	Dan Janney
Title:	Member

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

ACUTA OPPORTUNITY FUND, LP

By:	Acuta Capital Partners, LLC, the General Partner

By:
Name:	Manfred Yu
Title:	Chief Operating Officer

ACUTA CAPITAL FUND, LP

By:	Acuta Capital Partners, LLC, the General Partner

By:
Name:	Manfred Yu
Title:	Chief Operating Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDERS:

JMSK LTD

By:
Name:	Steven Gold
Title:	General Partner

ANNEX A

PLAN OF DISTRIBUTION
The selling stockholders and any of their pledgees, donees, transferees, assignees or other successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  The selling stockholders may use one or more of the following methods when disposing of the shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	through brokers, dealers or underwriters that may act solely as agents;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•
through the writing or settlement of options or other hedging transactions entered into after the effective date of the registration statement of which this prospectus is a part, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of disposition; and
•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under a supplement or amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.
The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholders may enter into hedging transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of common stock short after the effective date of the registration statement of which this prospectus is a part and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority (FINRA) or independent broker-dealer will not be greater than 8% of the initial gross proceeds from the sale of any security being sold.
We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities and Exchange Act during such time as they may be engaged in a distribution of the shares.  The foregoing may affect the marketability of the common stock.
The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.
We are required to pay all fees and expenses incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act or otherwise.
We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (a) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (b) the date on which the shares of common stock covered by this prospectus may be sold without any manner of sale or volume restrictions or the current public information requirement under Rule 144 of the Securities Act and (c) [Date].

Exhibit E

Schedule of Transactions in the Shares by Puissance Cross Border Opportunities I LP

Shares Purchases/(Sold)	Date	Price

6,842,975	1/18/2017	$3.00

Schedule of Transactions in the Shares by Theodore Wang

Shares Purchases/(Sold)	Date	Price

19,556*	1/24/2017	N/A

*  On January 24, 2017, the Issuer granted Mr. Wang options to purchase 19,556 Shares in connection with Mr. Wang's appointment to the Issuer's Board of Directors.

SK 28567 0004 7394967 v2